FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

July 10, 2008

Ms. Jill Davis

Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-8010

Re:

Fischer-Watt Gold Company, Inc.

Form 10-K for the Fiscal Year Ended Jan. 31, 2007

   Filed on April 27, 2007

Form 10-QSB for the Quarterly Period Ended Oct. 31, 2007

   Filed on Dec. 12, 2007

Form 10-K for the Fiscal Year Ended Jan. 31, 2008

   Filed on April 30, 2008

Response Letter Dated May 2, 2008

File No. 000-17386

Dear Ms. Davis,

In response to your letter of June 5, 2008, we offer the following answers to your comments in the same numbered order as in your letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Consolidated Balance Sheets, page F-3

1.

We concur with your comment.  The sale of the Company’s interest in Minera Montoro S.A. de C.V. (“Montoro”) will be shown as an investing activity on the statement of cash flows pursuant to paragraph 16c of SFAS 95.

Consolidated Statements of Operations, page F-4

2.

We concur with your comment.  The Company’s primary business does not include the sales of mineral claims or any right, title or interest therein.  We will revise our disclosures accordingly.

Note 1, Accounting Policies, page F-8

3.

We concur with your comment.  We will revise our disclosures to indicate that the Company capitalizes certain costs related to the acquisition of mineral rights in accordance with the provisions of EITF 04-2.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Note 2, Mineral Properties, page 6

4.

 The Company acquired the 21.6% interest in the LaBalsa property by agreeing to repay $864,068 in funds advanced by The Astra Ventures.  The Company granted options to The Astra Ventures as a separate transaction as compensation for the lost business opportunity at the La Balsa property.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 8A, Controls and Procedures

5.

We have completed our annual report on internal control over financial reporting.  Management’s report on internal control over financial reporting was included as Item 8A of Form 10-KSB for the Fiscal Year Ended January 31, 2007.  This report was not attested to by our independent registered public accounting firm.

6.

Management concluded that, as of January 31, 2008, the Company’s internal control over financial reporting was effective.

7.

There were no changes in our internal control over financial reporting.

Exhibit 31.1

8.

The inclusion of the CEO and CFO titles was not intended to limit the capacity in which such individuals provided the certifications.  These titles will be eliminated in future filings.

9.

The language of our certifications will be revised to comply with Item 601(b)(31) of Regulation S-B.

Engineering Comments

General

10.

Our EDGAR filing agent has been notified of your comment regarding pagination.

Current Exploration

11.

We have revised our disclosures to comply with the guidance outlined in your letter, including the disclosure in our latest 10-Q filing for the Quarterly Period Ended April 30, 2008 and filed on June 16, 2008.  We reproduce, in Appendix A, the revised text ( map omitted) as filed in that filing.

Closing Comments

We trust that you will find all the above in order. If you have any further questions or comments please contact me.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos P.Eng.

President and CEO

Appendix A

CRUCE PROJECT

The Company, on June 10, 2006, entered into an agreement with private individuals regarding the Cruce exploration project. This property is located in northwest Pinal County, Arizona in T8S, R14E, section 16 and has a history of gold and copper exploration. The Company acquired a 100% interest in the mineral lease for $15,000 and the issuance of 100,000 restricted common shares of its stock. The vendors will retain a 2% Net Smelter Return royalty and received an advance royalty of $20,000 on the first anniversary of the agreement and will receive $25,000 on subsequent anniversaries. These advance royalties will be deductible from future production royalty payments.

Location

The original property is situated on a 60 acre State lease identified as permit number 08-108712. The Company has now staked additional lode claims, designated as CR 3 – 45, on surrounding BLM ground covering an area of approximately 760 acres. The property lies about 30 miles north of Tucson, AZ. The county maintained Willow Springs Road, accessible year-round from Oracle Junction, crosses the property. A high-voltage transmission line cuts across the property. There is no other infrastructure in the area.

Geology

Gold mineralization on the property is hosted within faulted blocks in well-altered sections of the pre-Cambrian age Oracle granite.  Stockwork-type gold mineralization has developed within a highly altered, mylonitised, intrusive rock unit now exposed at the surface. To the east, the area is covered by Tertiary age volcanic rocks.

History

Adits, shallow shafts and pits of unknown historic age are in evidence on the property. Early work by prospectors was centered around the Hot Boy inclined shaft. This shaft was deepened to a depth of 165 feet by a Mr. Cruce who made several shipments of ore before abandoning the property.

In the early 1960's the Inspiration Copper Company carried out a 20 hole diamond drilling program in search of copper. Hydrothermally altered rocks containing copper mineralization were encountered but, due to a complicated land situation, Inspiration did not continue its exploration.

In the early 1980's, core drilling north-east of the Hot Boy shaft by a private partnership reportedly intercepted 106 feet of gold mineralization grading 0.044 ounces of gold per ton (oz.Au/t). This included an intercept of 0.153 oz.Au/t from surface to a depth of 24 feet. Strong gold mineralization in this area was further substantiated in 1987 by a reverse circulation drill hole that intersected 0.054 oz.Au/t from a depth of 30 feet to 60 feet. This included a 5 foot interval of 0.198 oz.Au/t.

A work program in 1986 and 87 included surface rock chip and soil sampling on a 200 x 100 foot grid over a 7,000 foot strike length. Approximately 330 rock samples defined several north-south elongate geochemical anomalies exceeding 1 part per million (ppm) gold. Of particular interest, southeast of the Hot Boy shaft, was a 2.6 ppm rock chip zone measuring about 500 feet across in an east-west direction and 1,200 feet north-south. The work program included an 11 hole reverse-circulation drill campaign totaling 705 feet. Highlights of this drilling included 30 feet of 0.054 oz.Au/t, 15 feet of 0.015 oz.Au/t and 30 feet of 0.023 oz.Au/t.

Between 1988 and 1990, Freeport McMoRan Gold Company carried out geological mapping, a four line Induced Polarization and Resistivity geophysical survey and a wide-spaced 14 hole reverse-circulation drilling program totaling 5,805 feet. Hole CR-4 from surface to a depth of 60 feet returned an average grade of 0.032 oz.Au/t.

Current Exploration

In July 2007, Fischer-Watt completed its first, limited, soil and rock-chip geochemical survey on the property. This first pass survey, along with geological mapping, covered an area of about 1,000 x 1,500 meters. Over two hundred samples were taken at approximately 20 meter intervals on a sampling grid with 40 meter line spacing.

This survey located two parallel zones of anomalous gold mineralization trending north-northwest and dipping gently to the east, referred to as the East and West Zones. Both these zones appeared to extend beyond the limits of the initial survey grid.

On the east side of the sampling grid the East Zone anomaly, lying immediately adjacent to the Hot Boy shaft, was identified as extending for over 100 meters. Two historical holes drilled some distance to the east intersected gold mineralization near surface, indicating that the surface anomaly dips gently to the east. Further surface geochemical sampling has now extended the East Zone for up to 450 meters along a south-southeast trend from the Hot Boy shaft. The zone ranges in widths from 30 to 70 meters. This is the strongest anomaly defined on the property to date.

In addition, evidence was also found of the possible existence of veins that could represent the feeder system to the stockworks seen in surface outcrops.  Follow-up work will be carried out to identify vein systems that may have acted as feeders into the diffuse lower grade mineralization.

Sampling on the west side of the grid identified the West Zone anomaly over a 75 meter width and 250 meter length as a greater than 0.5 parts per million (ppm) gold-in-soil anomaly.  A hole in the center of this area, designated as CR-4 and drilled by Freeport Gold Inc. in the early 1990’s, reportedly encountered mineralization grading 0.032 oz.Au/t from surface to a depth of 60 feet. The zone remains open at both its north and south ends and recent sampling indicates that there may be an extension of the zone lying approximately 100 meters to the north.

Further geochemical surveys and geological mapping has resulted in the identification of two additional anomalous zones; the South zone to the southeast of the West zone and the Copper Oxide zone to the southeast of the East zone anomalies.

At the south end of the project area the South Zone has been identified based on the silicification and gossanous textures along contact boundaries of a 2 meter wide aplite dike for a 200 meter length. Continuing north for a further 300 meters is a 75 to 100 meter wide exposure of sheared and brecciated rocks with a lot of old surface workings and prospect pits.

The fourth area, referred to as the Copper Oxide Zone, is a recently identified area where a series of east and southeast dipping faults have been recognized as potential conduits for mineralizing fluids giving rise to a surface geochemical copper anomaly.

All the geochemical samples were analysed for multi-elements by International Plasma Labs Ltd. in Richmond, B.C. Canada.

During the first quarter of 2008, Fischer-Watt carried out its first drill program on the property. The Company used an Air-track drill rig to drill a close-spaced grid of 63 shallow holes to test three of the four anomalous zones; the East, West and Copper Oxide zones. Holes were drilled along a series of east-west oriented lines spaced 30 or 60 meters apart with holes along each line being 10 or 20 meters apart. The holes were about 80 feet in depth with 5,000 feet of drilling being completed. Readers are cautioned that an Air-track drill is used solely as a reconnaissance tool since the hole is unlined which may result in some contamination of samples. However, it provides an excellent, low-cost method of collecting indicative samples.

East Zone

A total of 33 vertical holes were drilled along 8 lines for a total footage of 2,574 feet. Gold mineralization is found within a mylonitised series of shear-faults cutting through the pre-Cambrian age granite. The mineralization has been traced by this drilling for a distance of 700 feet along strike, and down-dip for about 250 feet. To the east, the zone becomes covered by a layer of Tertiary age volcanic rocks where drilling to test the continuation of the zone has not yet been carried out.  Continuity of mineralization was good throughout the zone. Each of the drill holes was approximately 80 feet deep and samples were taken in each hole over 10 foot intervals along the entire length of each hole. Of the 33 holes drilled in this area, 24 of them contained mineralization of at least 0.007 oz.Au/t over 10 feet. Of these, the following 14 vertical holes returned stronger and longer sections of mineralization:

Hole #	oz.Au/t	interval ft.
A-5	0.033	70
A-6	0.017	30
A-8	0.015	60
A-9	0.014	70
A-10	0.022	40
B-5	0.011	50
C-4	0.010	80
C-5	0.020	40
D-3	0.023	40
E-4	0.019	60
E-6	0.026	70
E-8	0.020	50
F-1	0.015	40
F-2	0.017	40

West Zone

A total of 23 holes were drilled along 10 lines for a total footage of 1,802 feet. The geological setting, and the strike and dip of the mineralization, is the same as in the East Zone. This drilling has traced the mineralization along strike for about 800 feet and down-dip for about 250 feet. The zone remains open to the northwest where gossanous outcrops can be seen on the surface. Beyond this area there are numerous surface pits that were dug by earlier prospectors giving an indication that the mineralization continues in this direction.

Of the 23 holes drilled in this zone, 21 of them returned assays with at least 0.007 oz.Au/t over 10 feet. The following 12 holes returned stronger and longer sections of mineralization:

Hole #	oz.Au/t	interval ft.	All holes are vertical unless otherwise noted

M-2	0.014	40
N-1	0.019	50
O-2	0.023	80
O-3	0.036	30
O-4	0.016	60
P-3	0.017	80
R-1	0.015	70	-60 west
S-1	0.027	50	-50 west
T-1	0.018	80
T-2	0.025	80	-60 west
T-3	0.014	40	-60 west
U-1	0.013	70	-65 west

Copper Oxide Zone

A total of 7 holes were drilled along 4 lines for a total of 570 feet in this zone. The continuity of the copper and gold mineralization is good throughout the zone but at sub-economic grades. Hole I-1, which was the hole collared furthest to the east, encountered 0.72 % Cu over 10 feet at a depth of 60–70 feet. A prospective target therefore remains untested here where mineralization is inferred to continue down-dip along the detachment fault.

All the drill samples were analyzed by fire-assay at Jacobs Assay Office in Tucson, AZ.

The results of this drill program indicate that Fischer-Watt has located two zones of pervasive low-grade gold mineralization.. Each of these two zones strikes in a northwest direction, has a true thickness of about 50 foot, lies just below the surface, and dips gently to the east at about 30 degrees. Gold mineralization on the Cruce property is therefore in a favorable structural setting that could be amenable to open-pit mining. As a result of this success, Fischer-Watt will be drawing up plans to continue with its exploration and evaluation of this property.

The Cruce project currently has no reserves and there is no assurance that the project will advance from its present exploration stage.  All of Fischer-Watt’s exploration on the property to date has been carried out under the supervision of the Company’s geological consultant, Mr. N. Barr, a qualified and experienced geologist with extensive local geological knowledge. The property has also been physically examined in the field on several occasions by the Company’s President, Mr. P. Bojtos P.Eng., who is a qualified geologist.

The work programs to date have cost approximately $80,000, which was funded from the Company’s treasury. The Company expects to continue with exploration on this property over the coming year.

CRUCE PROPERTY LOCATION
PINAL COUNTY
ARIZONA

April 29, 2008

ARIZONA
Pinal

Gila River Indian Reservation
Sacaton
White Canyon Wilderness
Florence Military Reservation
GILA
Kearny
Hayden
Dudleyville
Winkelman
Coolidge
Valley Farms
Randolph
Casa Grande
Eloy
Picacho
CRUCE
Mammoth
Oracle
San Manuel
PINAL
PIMA
GRAHAM
COCHISE
Marana
Rillito
Silver Bell
N
Jaynes
TUCSON
South Tucson
Davis-Monthan Air Force Base
Saguaro National Park
San Xavier Indian Reservation
© 2008 Rand McNally

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